UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On October 24, 2023, Wearable Devices Ltd. (the “Company”) issued a press release titled “Wearable Devices Announces Receipt of Nasdaq Minimum Bid Price Notification,” a copy of which is filed as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (this “Report”).

This Report of Foreign Private Issuer on Form 6-K, including its exhibit, is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-269869 and 333-274343) and Registration Statement on Form F-3 (File No. 333-274841), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Wearable Devices Ltd. dated October 24, 2023, titled “Wearable Devices Announces Receipt of Nasdaq Minimum Bid Price Notification.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: October 24, 2023	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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